UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PEACHTREE ALTERNATIVE STRATEGIES FUND

(Name of Subject Company (Issuer))

PEACHTREE ALTERNATIVE STRATEGIES FUND

(Name of Filing Person(s) (Issuer))

Institutional Shares

(Title of Class of Securities)

70469B 102

(CUSIP Number of Class of Securities)

Jesse D. Hallee

Secretary

Peachtree Alternative Strategies Fund

225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

(513) 869-4335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Thomas G. Sheehan, Esq.

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 228-7165

July 16, 2021

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $41,985,601.61 (20% of 5/31/21 NAV)(a)	Amount of Filing Fee: $4,580.63(b)

(a) Calculated as the aggregate maximum value of Institutional Shares being purchased.

(b) Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

X Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,580.63

Form or Registration No.: SC TO-I

Filing Party: Peachtree Alternative Strategies Fund

Date Filed: July 16, 2021

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Peachtree Alternative Strategies Fund (the “Fund”) on July 16, 2021 in connection with the Fund’s offer to purchase up to 20% of the net asset value of its Institutional Shares that are tendered by shareholders (“Shareholders”) of that class and not withdrawn. The Tender Offer is being made in accordance with the terms and subject to the conditions described in the Offer to Purchase dated July 16, 2021 and in the related Letter of Transmittal dated July 16, 2021 (which are included as part of the Original Schedule TO and together constitute the “Offer”) and remains open to Shareholders until 11:59 P.M., Eastern Time, on August 16, 2021, unless the Offer is extended.

This Amendment No. 1 is being filed to report additional information relating to a change of control of Homrich & Berg, Inc. (the “Adviser”), the investment adviser to the Fund. A supplement to the Fund’s Prospectus and Statement of Additional Information (“SAI”), dated August 2, 2021, relating to the change of control is filed as Exhibit G to this Amendment No. 1 and is incorporated herein by reference. The supplement has been filed with the SEC and mailed to the Fund’s shareholders.

Only those items amended and supplemented below are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Original Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule TO. You should read this Amendment No. 1 together with the Original Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Except as otherwise indicated herein, capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

The information in Item 3, Item 5 and Item 6 of the Original Schedule TO is hereby amended and supplemented by adding the following:

Investment Adviser Change of Control

The Adviser has announced that it has entered into an agreement to sell a minority ownership interest in its firm to New Mountain Strategic Equity Fund I, L.P. (“NMSEF”), an affiliate of New Mountain Capital, a growth oriented investment firm with over $30 billion in assets under management, in a transaction that is anticipated to close on or about September 30, 2021 (the “Transaction”). In connection with the Transaction, the Adviser will create a new wholly owned subsidiary, HB Wealth Management, LLC (“HBWM”). The Adviser will contribute substantially all of its assets to HBWM in exchange for ownership interests in HBWM, and NMSEF will thereafter invest in HBWM in exchange for a minority ownership interest in HBWM. HBWM will assume the rights and obligations currently held by the Adviser and serve as the investment adviser to the Fund after the closing of the Transaction.

The Adviser does not expect any interruption of the Fund’s daily business operations as a result of the Transaction. It is anticipated that the Fund’s portfolio management team will remain the same and will continue to manage the Fund using the same investment objective and strategies that have been employed by the Adviser since the Fund’s inception. Further, it is anticipated that the advisory fee rate payable by the Fund to HBWM (0.75% of the Fund’s month-end net assets) will remain the same and that HBWM will continue to waive certain fees and expenses of the Fund.

Investment Advisory Agreements and Expense Limitation Agreements

Under the Investment Company Act of 1940, as amended (the “1940 Act”), an investment advisory agreement automatically terminates upon an “assignment.” Because of the change of relative ownership interests of HBWM resulting from this Transaction, the Transaction will result in a deemed “assignment” for purposes of the 1940 Act, causing the termination of the original investment advisory agreement between the Adviser and the Fund. Therefore, the Board of Trustees of the Fund (the “Board”) will be asked to approve an interim investment advisory agreement between HBWM and the Fund and an interim expense limitation agreement between HBWM and the Fund that will become effective upon the closing of the Transaction. The Board will also be asked to approve a new investment advisory agreement between HBWM and the Fund (the “New Advisory Agreement”) and a new expense limitation agreement between HBWM and the Fund. The New Advisory Agreement will be submitted to the shareholders of the Fund for their approval at a meeting called for that purpose. The Fund anticipates that a proxy statement, a notice of the shareholder meeting and a proxy ballot with more information regarding the Transaction and the New Advisory Agreement will be mailed to shareholders of the Fund in September 2021.

ITEM 12. EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer and are incorporated herein by reference:

A.	Form of Cover Letter to Offer to Purchase and Letter of Transmittal.*
B.	Offer to Purchase.*
C.	Form of Letter of Transmittal.*
D.	Form of Notice of Withdrawal of Tender.*
E.	Form of Letter from Fund to Shareholders in Connection with Fund’s Acceptance of Tenders of Shares.*
F.	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Shares.*
G.	Supplement to Prospectus and SAI, dated August 2, 2021.**
*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PEACHTREE ALTERNATIVE STRATEGIES FUND

By:	/s/ Ford Donohue

Name:	Ford Donohue
Title:	President, Principal Executive Officer

August 5, 2021

EXHIBIT INDEX

EXHIBITS

G.       Supplement to Prospectus and Statement of Additional Information, dated August 2, 2021.